

March 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PRESIDIO PRODUCTION COMPANY, under the Exchange Act of 1934:

- Class A common stock, $0.0001 par value per share

- Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com